MUNDOVAL FUND
GLOBAL VALUE INVESTING

Shareholder Update: December 2011

Stock Dividends: Getting Paid to Wait

What exactly is a dividend? When a company is profitable, it's board of directors may decide to distribute some of the earnings to shareholders in the form of a dividend. Dividends are typically paid each quarter and are often cash, but may also be stock or other property. Companies are not required to pay a dividend, and smaller businesses looking to grow will often plow all earnings back into the business instead of offering a dividend. More mature businesses, on the other hand, tend to pay a dividend, giving investors an incentive to own stock in a stable company that may not be growing as quickly.

What is "dividend yield"? The dividend yield is a percentage value indicating the value of the dividend compared to the value of the stock. Dividend yield is calculated by dividing the amount a company pays in dividends per share each year by the price of one share of stock. For example, a company that pays $4 in dividends each year and trades at $80 per share has a dividend yield of 5%.

Must a company pay a dividend to be in the Mundoval Fund? No, but they often do. As value investors, we seek to buy quality companies at a good price. And in our estimation, a quality company is one that generates plenty of cash and is run by shareholder-focused managers. Profitable companies that prioritize shareholders are likely to pay a dividend.

How do I benefit from the dividend-paying stocks in the Mundoval Fund? We generally take the reinvestment option with dividends by applying the dividend amount to the purchase of more stock. In this manner, we build the fund's position in a company we feel is a good long-term investment without allocating any new capital. Also, we invest with a long time horizon often spanning several years and are willing to be patient as the market realizes the intrinsic value of our holdings. The steady income from a dividend rewards our patience; we get "paid to wait."


AMERICA
SEPTENTRIONA

MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 11/30/11

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	32
2010 Turnover:	34%
Net Assets:	$12.3 mil
Audited Expense Ratio:	1.50%
Total Annual Fund Operating Expenses:	1.50%

No sales loads or distribution fees

Contact Us

We want to hear from you!
Call, email, or visit us to learn more about Mundoval and our approach to global value investing:
INFO@MUNDOVAL.COM

(858) 454-4837

7855 IVANHOE AVE. # 210
LA JOLLA, CA 92037

Dividends & the Mundoval Fund: *Getting Paid to Wait*

What exactly is a dividend? When a company is profitable, it's board of directors may decide to distribute some of the earnings to shareholders in the form of a dividend. Dividends are typically paid each quarter and are often cash, but may also be stock or other property. Companies are not required to pay a dividend, and smaller businesses looking to grow will often plow all earnings back into the business instead of offering a dividend. More mature businesses, on the other hand, tend to pay a dividend, giving investors an incentive to own stock in a stable company that may not be growing as quickly.

What is "dividend yield"? The dividend yield is a percentage value indicating the value of the dividend compared to the value of the stock. Dividend yield is calculated by dividing the amount a company pays in dividends per share each year by the price of one share of stock. For example, a company that pays $4 in dividends each year and trades at $80 per share has a dividend yield of 5%.

Must a company pay a dividend to be in the Mundoval Fund? No, but they often do. As value investors, we seek to buy quality companies at a good price. And in our estimation, a quality company is one that generates plenty of cash and is run by shareholder-focused managers. Profitable companies that prioritize shareholders are likely to pay a dividend.

How do I benefit from the dividend-paying stocks in the Mundoval Fund? We generally take the reinvestment option with dividends by applying the dividend amount to the purchase of more stock. In this manner, we build the fund's position in a company we feel is a good long-term investment without allocating any new capital. Also, we invest with a long time horizon often spanning several years and are willing to be patient as the market realizes the intrinsic value of our holdings. The steady income from a dividend rewards our patience; we get "paid to wait."

Click **HERE** to read the dividend review on Mundoval.com

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The